Exhibit 99.5

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES STOCK OPTION GRANTS

EDMONTON, ALBERTA -- (March 3, 2010) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB:  TITAF) (the “Company”)  announces today that, subject to regulatory approval, the Company intends to grant 1,405,000 stock options, in the aggregate, to directors, officers and consultants of the Company.  The options will have an exercise price of $0.17, with vesting over an eighteen-month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc. Philip Carrozza, President
pcarrozza@titantrading.com
(780) 438‐1239
www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.